IT Security Solutions, Inc.

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Albert Whale
IT Security Solutions, Inc.

We have reviewed the accompanying financial statements of IT Security Solutions, Inc. (the company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of IT Security Solutions, Inc. (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 4 to the financial statements, the company is pre-revenue and will continue to rely on capital contributions from its owners to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
May 23, 2022

IT Security Solutions, Inc.
Balance Sheet (Unaudited)
As of December 31, 2021 and 2020

	Note	2021	2020
		$	$
Assets			
Current Assets			
Cash and cash equivalents	1.d	1,325	1,371
Total Current Assets		1,325	1,371
Total Assets		1,325	1,371
Liabilities & Stockholders' Equity			
Liabilities		-	-
Total Liabilities		-	-
Stockholders' Equity	2		
Common stock, authorized 1,000,000 shares; 1,000 shares issued and outstanding at December 31, 2021 and 2020; $0.00001 par value per share		-	-
Additional paid-in capital		6,921	4,717
Accumulated Deficit		(5,596)	(3,346)
Total Stockholders' Equity		1,325	1,371
Total Liabilities & Stockholders' Equity		1,325	1,371


IT Security Solutions, Inc.
Statement of Income (Unaudited)
For the years ended December 31, 2021 and 2020


	2021	2020
	$	**$**
Operating Expenses		
Communications and information technology	-	1,280
Legal and other professional fees and services	2,250	-
Total Operating Expenses	2,250	1,280
Net Income (Loss)	(2,250)	(1,280)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

IT Security Solutions, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2021 and 2020

	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	$	$	$
Balance at January 1, 2020	4,717	(2,066)	2,651
Net income (loss)	-	(1,280)	(1,280)
Balance at December 31, 2020	4,717	(3,346)	1,371
Net income (loss)	-	(2,250)	(2,250)
Owner Capital Contributions	2,204	-	2,204
Total	6,921	(5,596)	1,325

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

IT Security Solutions, Inc.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2021 and 2020

	2021	2020
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(2,250)	(1,280)
Cash Flows from Financing Activities		
Owner Capital Contributions	2,204	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(46)	(1,280)
Cash, cash equivalents, and restricted cash at beginning of year	1,371	2,651
Cash, Cash Equivalents, and Restricted Cash at End of Year	1,325	1,371

Notes to the Financial Statements

IT Security Solutions, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

IT Security Solutions, Inc. (the Company) is focused on the development of Cybersecurity products for Business and Government organizations. Cybersecurity to date is not working. The tools we are using and the way they are employed are not stopping the attackers. This is why we built the ITS Safe™ security appliance. ITS Safe Protects, Detects, Responds at Machine Speed. Much faster than Traditional IT Teams. Experts agree that the best way to prevent a breach is to prevent it from occurring. Firewalls and Virus scanners are not detecting or preventing the spread of malicious activities.

The ITS Safe security appliance sits inside the network to monitor all of the network activities, inbound and outbound, blocking malicious activities before they can complete their goal. This activity is needed because today's security Tools (and assessments) only see the known threats. All the other activities are outside the view of current tools.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of bank deposits.

IT Security Solutions, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of the financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware. As the Company has incurred operating losses to date, there is no provision for income tax liabilities and the Company has fully reserved against any deferred tax assets that result from its net operating loss roll forward balances to date.

g. Comprehensive income

The company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 1,000,000 shares with a $0.00001 par value per share.

As of December 31, 2021 and 2020 the total number Common Shares issued and outstanding was 1,000.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the company incurred losses from operations and the company has relied on capital contributions from its founders to fund operations. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not

IT Security Solutions, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

include any adjustments that might be necessary if the company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the company through May 23, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.